Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUPER HI INTERNATIONAL HOLDING LTD.

特海國際控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 9658; NASDAQ Symbol: HDL)

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

This announcement is made by the board (the “Board”) of directors (the “Directors”) of SUPER HI INTERNATIONAL HOLDING LTD. (the “Company”) pursuant to Rule 13.51(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

The Board proposes to amend the existing articles of association of the Company (the “Existing Articles of Association”) and to adopt the fourth amended and restated articles of association (the “New Articles of Association”) in substitution for, and to the exclusion of, the Existing Articles of Association for the purpose of, among others, (i) bringing the Articles of Association in line with the latest regulatory requirements in relation to the holding of hybrid general meetings, electronic voting, and treasury shares and other relevant amendments made to the Listing Rules; and (ii) making other consequential and housekeeping amendments.

The proposed amendments to the Existing Articles of Association and the proposed adoption of the New Articles of Association are subject to the approval of the shareholders of the Company (the “Shareholders”) by way of a special resolution at the forthcoming annual general meeting of the Company (the “AGM”) or any adjournment thereof. A circular of the Company containing, inter alia, further details concerning the aforesaid matters, together with a notice of the AGM, will be despatched to the Shareholders in due course.

By order of the Board
SUPER HI INTERNATIONAL HOLDING LTD.
Ms. SHU Ping
Chairlady

Singapore, March 31, 2026

As of the date of this announcement, the Board comprises Ms. SHU Ping as the chairlady and non-executive Director; Ms. June YANG Lijuan, Mr. LI Yu and Ms. LIU Li as executive Directors; and Mr. TAN Kang Uei, Anthony, Mr. TEO Ser Luck and Mr. LIEN Jown Jing Vincent as independent non-executive Directors.